Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 12 DATED MARCH 1, 2018
TO THE PROSPECTUS DATED APRIL 28, 2017

This Supplement No. 12 supplements, and should be read in conjunction with, our prospectus dated April 28, 2017, as supplemented by Supplement No. 11 dated February 2, 2018, Supplement No. 10 dated January 19, 2018, Supplement No. 9 dated December 15, 2017, Supplement No. 8 dated November 13, 2017 and Supplement No. 7 dated October 17, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 12 is to disclose:

•the status of our initial public offering; and

•the acquisition of an additional interest in a mezzanine loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of February 27, 2018, we received and accepted subscriptions in our offering for 4.1 million shares, or $40.2 million, comprised of 1.8 million Class A shares, or $18.4 million, 2.1 million Class T shares, or $20.4 million, and 0.2 million Class I shares, or $1.4 million, including 0.2 million Class A shares, or $1.5 million, sold to an affiliate of Colony NorthStar, Inc. and 55,744 Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of February 27, 2018, approximately $2.0 billion in shares remained available for sale pursuant to our offering.

On February 2, 2018, we filed a registration statement with the SEC for a follow-on offering of up to $200.0 million in shares of our common stock and, as a result, as provided pursuant to Rule 415 promulgated under the Securities Act of 1933, we have extended our initial public offering until August 8, 2018, or such longer period as permitted under applicable law and regulations. In addition, we reserve the right to terminate our initial public offering for any reason at any time.

Acquisition of an Additional Interest in a Mezzanine Loan

On February 23, 2018, we, through a subsidiary of our operating partnership, completed the acquisition of an additional $7.0 million interest, or the investment, in a $20.0 million mezzanine loan, or the loan, secured by a pledge of an ownership interest in 11-19 Jane Street, a luxury condominium development project located in the West Village of New York City, or the property. We acquired a $12.0 million interest in the loan at origination in August 2017, or the original investment, and together with the investment, now hold a $19.0 million interest in the loan. We funded the investment with proceeds from our ongoing initial public offering of common stock.

The property is owned by an affiliate of Edward J. Minskoff Equities, Inc., or the borrower, an experienced New York City-based developer. The borrower’s business plan is to develop the property into a luxury condominium property containing approximately 31,000 sellable square feet comprised of seven residential units and six parking spaces.

The loan bears interest at a floating rate of 9.50% over the one-month London Interbank Offered Rate, or LIBOR, with a LIBOR ceiling of 1.5%. The loan had a 1.0% origination fee and has an initial term of three years, with two one-year extension options available to the borrower. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the mezzanine loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower. The loan is subordinate to a $60.0 million senior loan and the senior and mezzanine lending parties are subject to an intercreditor agreement that governs the various rights and obligations of the lending parties. In connection with the loan, an affiliate of the borrower has agreed to guarantee certain obligations of the borrower under the loan agreement and related documentation, including completion of the project, carry obligations and other customary recourse carve-out and environmental obligations.

We and RXR Real Estate Value Added Fund - Fund III LP, or Fund III, an institutional private equity real estate fund sponsored by RXR Realty LLC, our co-sponsor and an affiliate of our sub-advisor, completed the original investment through a partnership, or the partnership. The partnership is governed by a partnership agreement, dated as of August 1, 2017, or the partnership agreement, containing customary terms and conditions, including transfer restrictions. We and an affiliate of Fund III are general partners of the partnership, with the affiliate of Fund III acting as the designated partner with responsibility for managing the day-to-day affairs of the partnership, subject to certain significant decisions, which require the consent of both partners. In connection with the investment, we, through a subsidiary of our operating partnership, and Fund III entered into an Assignment and Assumption of Percentage Interests and Amendment of Partnership Agreement, dated as of February 23, 2018, or the assignment agreement, to increase our ownership interest in the partnership and amend the partnership agreement accordingly. Following the investment, we and Fund III have invested $19.0 million and $1.0 million, respectively, in the partnership, which indirectly owns the loan.

The loan-to-cost ratio, or the LTC ratio, of the loan is approximately 83%. The LTC ratio is the aggregate amount loaned to the borrower over the estimated current cost of the project.